n.a.
3/2/11

11016299

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 23 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- CRD 111392

8-53159

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 W. Adams St. Suite 2175
(No. and Street)

Chicago | Illinois | 60603
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James T. O'Connor (573) 659-4443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell P. Cannizzo, CPA c/o Russell P. Cannizzo & Company
(Name – *if individual, state last, first, middle name*)

415 E. Golf Rd #119 Arlington Heights, Illinois 60005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James T. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Plan Advisors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tamara J Morper
Notary Public Notary Seal
State of Missouri County of Cole
My Commission Expires 02/23/2013
Commission # 09755125

Signature
Retirement Plan Advisors, Inc.
Chief Financial Officer
Title

Tamara J Morper
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>CONTENTS</u>

Russell P. Cannizzo & Company
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

INDEPENDENT AUDITORS' REPORT

January 19, 2011

To the Board of Directors
Retirement Plan Advisors, Inc.
Chicago, Illinois

We have audited the accompanying statements of financial condition of Retirement Plan Advisors, Inc. (a corporation), as of December 31, 2010 and 2009 and the related statements of operations, cash flows and changes in stockholders' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell P. Cannizzo & Company

RETIREMENT PLAN ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Current Assets		
Cash	$ 76,779	$ 113,934
Prepaid income taxes	-	1,697
Total Current Assets	76,779	115,631
Property and Equipment		
Computer Equipment	11,820	11,820
Office Furniture	4,722	4,722
Telephone System	4,690	4,690
	21,232	21,232
Less Accumulated Depreciation	(21,232)	(21,232)
Net Property and Equipment	-	-
TOTAL ASSETS	$ 76,779	$ 115,631
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued income taxes payable	$ 1,235	$ -
Total Current Liabilities	1,235	-
Total Liabilities	1,235	-
Stockholders' Equity		
Common Stock: 100,000 Authorized, No Par Value, 100,000 Shares Issued and Outstanding	57,200	57,200
Additional Paid In Capital	31,263	31,263
Retained Earnings	103,781	93,868
Less: Treasury Stock , 2,275 Shares at $51.30 and 1,275 Shares at $52.31 at December 31, 2010 and 2009 respectively	(116,700)	(66,700)
Total Stockholders' Equity	75,544	115,631
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 76,779	$ 115,631

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Commission income	$ 2,992,903	$ 2,388,220
Consulting and service fees	338,107	288,837
Total Revenues	3,331,010	2,677,057
OPERATING EXPENSES		
Administration/operations charges	1,839,548	1,331,018
Bank charges	1,088	993
Compliance fees	411	1,084
Computer technology charges	7,623	6,974
Insurance	163,786	161,738
Licenses and permits	20,060	21,643
Payroll wages	1,147,076	1,048,238
Payroll taxes	82,685	74,275
Payroll processing fees	1,650	1,600
Professional fees	19,690	13,614
Recruiting fees	-	100
Retirement plan contribution	34,848	11,189
Total Operating Expenses	3,318,465	2,672,466
Operating Income	12,545	4,591
Other Income		
Interest income	2,603	2,542
Total other income	2,603	2,542
Income Before Income Taxes	15,148	7,133
Income Tax Expense		
Federal income taxes	3,433	2,317
State income taxes	1,802	1,217
Total Income Tax Expense	5,235	3,534
Net Income	$ 9,913	$ 3,599

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

		Common Stock		Additional Paid	Retained	Treasury	Total Stockholders'
		Shares	Amount	In Capital	Earnings	Stock	Equity
Balances at January 1, 2009		100,000	$ 57,200	$ 31,263	$ 90,269	$ (71,500)	$ 107,232
Net Income		-	-	-	3,599	-	3,599
Issue Treasury Stock	*	-	-	-	-	4,800	4,800
Balances at December 31, 2009		100,000	$ 57,200	$ 31,263	$ 93,868	$ (66,700)	$ 115,631
Net Income		-	-	-	9,913	-	9,913
Purchase Treasury Stock	**	-	-	-	-	(50,000)	(50,000)
Balances at December 31, 2010		100,000	$ 57,200	$ 31,263	$ 103,781	$ (116,700)	$ 75,544

* The company issued 100 shares of treasury stock on July 10, 2009 valued at $48.00 per share.

** The company purchased 1000 shares of common stock on December 15, 2010 at $50.00 per share.

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 9,913	$3,599
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Issuance of Treasury Stock	-	4,800
Change in Prepaid Income Taxes	1,697	3,170
Change in Accrued Income Tax Payable	1,235	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	12,845	11,569
NET CASH FROM INVESTING ACTIVITIES		
	-	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	-
NET CASH FROM FINANCING ACTIVITIES		
Purchase of Treasury Stock	(50,000)	-
NET CASH USED BY FINANCING ACTIVITIES	(50,000)	-
NET INCREASE (DECREASE) IN CASH	(37,155)	11,569
CASH		
Beginning of year	113,934	102,365
End of year	$ 76,779	$ 113,934
SUPPLEMENTAL DISCLOSURES:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 2,303	$ 964
SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING ACTIVITIES:		
Issuance of treasury stock for services:	$ -	$ 4,800

The accompanying notes are an integral part of this statement.

1. *NATURE OF OPERATIONS*

Retirement Plan Advisors, Inc. (the Company or RPA, Inc.) is a broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation. The Company has an agreement to clear transactions on a fully disclosed basis through another broker-dealer; the company is not currently executing securities transactions.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is taxed as a regular corporation under the provisions of the Internal Revenue Code Sub Chapter C.

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any and material in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change.

The Company's 2008 federal income tax return is currently under audit by the Internal Revenue Service. As of the date of this report the outcome of this audit is not known and thus no provision is provided in the accompanying financial statements. After taking into consideration of counsel, management is of the opinion that the outcome will not have a material effect on the Company's financial statements.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

DEPRECIATION

Depreciation for financial reporting purposes is computed using the straight-line method on the basis of estimated useful lives of the applicable asset. For income tax purposes the company uses Internal Revenue Services prescribed lives and accelerated methods. Deferred income taxes are recognized for the temporary differences between financial reporting and income tax, if any.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash accounts, money market accounts, certificates of deposit and investments with maturity of three months or less when purchased to be cash equivalents.

3. *RELATED PARTIES*

The Company is an affiliate with Retirement Plan Advisors, LLC (RPA, LLC), Mexico Road Property, LLC and Retirement Plan Advisors Services, LLC (RPAS, LLC) formerly DC Plan Consultants, LLC by way of certain shareholders being members of the respective LLC'S. During the years ended December 31, 2010 and 2009, the related companies shared certain operating and overhead costs such as legal, insurance, rent, utilities, and telephone, and provided management and consulting. The Company's share of these costs is reflected in the Statement of Operations. The following is a recap of the management and consulting fees for the years ended December 31, 2010 and 2009:

	2010	2009
Administration/Operations Charges from RPA, LLC	$1,839,548	$1,331,018
Consulting/Service Fees Billed and Paid by RPA, LLC	$172,208	$151,306

RPA, Inc. owed nothing to RPA, LLC at December 31, 2010 and 2009.

4. *RETIREMENT BENEFITS*

During the year ended December 31, 2002 the company adopted a defined contribution retirement plan (Simple-IRA) covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the Internal Revenue Code and the discretion of the Board of Directors. Contributions made to the plan for eligible employees were $34,848 and $11,189 for the years ended December 31, 2010 and 2009, respectively.

5. *CONCENTRATION OF CREDIT RISK*

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits.

6. *FAIR VALUE*

In determining fair value, the Company uses various valuation approaches for fair value measurement within FASB ASC 820. Fair value measurements are determined based on the assumptions that the market participants would use in pricing an asset or liability.

FASB ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the uses of observable inputs and minimizes the uses of unobservable inputs by requiring that the most observable inputs be used when available. The defined levels within the hierarchy based on the reliability of inputs are as follows:

- Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets;
- Level 2 – Valuations based on quoted prices for similar assets or liabilities or identical assets or liabilities in less active markets, such as dealer or broker markets; and
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable, such as pricing models, discounted cash flow models and similar techniques not based on market, exchange, dealer or broker-traded transactions.

As of December 31, 2010, the only assets or liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition are cash and money markets. The Company measures fair value for money markets as classified within Level 1 of the valuation hierarchy and are included in cash in the accompany balance sheet.

7. *NET CAPITAL REQUIREMENTS*

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change daily, however, as of December 31, 2010, the Company had net capital and net capital requirements of approximately $75,421 and $5,000 respectively. The net capital rule may effectively restrict the withdrawal of shareholder's equity.

8. *SUBSEQUENT EVENT*

Management has evaluated subsequent events through January 19, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

Part IIA

BROKER OR DEALER RETIREMENT PLAN ADVISORS, INC. AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

Total Stockholders Equity from Statement of Financial Condition		$75,544
Deduct: Stockholders' Equity not allowable for Net Capital		-
Total ownership equity qualified for Net Capital		75,544
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits (list)		
Total capital and allowable subordinated liabilities		75,544
Deductions and/or charges:		
A. Total nonallowable assets* from Statement of Financial Condition (Notes B and C)	$ -	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities-	-	
proprietary capital charges	-	
D. Other deductions and/or charges- deposit in transit	-	
Other additions and/or allowable credits (list)		-
Net capital before haircuts on securities positions		75,544
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
D. Undue Concentration	-	
E. Other (list) 2% on money market fund-clearing deposit	-	-
Net capital		$ 75,544

* Nonallowable assets are as follows:	
Property and Equipment	$ -
Prepaid Income Taxes	-
Other assets	-
	$ -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

Part IIA

BROKER OR DEALER RETIREMENT PLAN ADVISORS, INC. AS OF DECEMBER 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 18)	$ 82
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	70,544
15. Net capital less greater of 10% of line 18 or 120% of line 12	$ 69,544

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1. Liabilities from Statement of Financial Condition	1,235
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equilivant value is paid or credited	-
C. Other unrecorded amounts (list)	-
18. Total aggregate indebtedness	$ 1,235
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)	1.63%
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	-
23. Net capital requirement (greater of line 21 or 22)	-
24. Excess net capital (line 10 less 23)	$ 75,544
25. Net capital in excess of the greater of:	
A. 5% of combined aggregate debit items of $120,000	-

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker/dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partner's securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide list of material non-allowable assets.

RETIREMENT PLAN ADVISORS, INC.
Reconciliation of Net Capital as reported in the Company's Unaudited FOCUS Report to the Computation Herein
December 31, 2010

Net capital as reported in the Company's unaudited FOCUS Report-Part IIA filing	$ 75,544
Audit adjustment	-
Net capital as reported herein	$ 75,544

EXEMPTIVE PROVISION UNDER RULE 15C3-3

Identify below the section which an exemption from Rule 15c3-3 is claimed:

A. (k)(1)-$5,000 capital category as per rule 15c3-1	X
B. (k)(2)(I)-"Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(II)-All customer transactions cleared through another broker/dealer on a fully disclosed basis Name of Clearing firm: Cambridge Investment Research, Inc.	
D. (k)(3)-Exempted by order of the Commission	

Russell P. Cannizzo & Company
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

Independent Auditors' Report on Internal Control

To the Board of Directors
Retirement Plan Advisors, Inc.

In planning and performing our audits of the financial statements of Retirement Plan Advisor's, Inc. (the "Company"), as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us that there is close supervision of the accounting records on a daily basis, thus mitigating the lack of separation of functions. In view of this supervision, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell P. Cannizzo & Company

Russell P. Cannizzo & Company
January 19, 2011

RETIREMENT PLAN ADVISORS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009